                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  Langer, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.02 per share
                         (Title of Class of Securities)

                                    515707107
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13G

CUSIP NO. 515707107                                            Page 2 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Narragansett Offshore, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
          (b)[_]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

   NUMBER      5    SOLE VOTING POWER
     OF             0
   SHARES
BENEFICIALLY   6    SHARED VOTING POWER
    OWNED           0
     BY
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON
    WITH       8    SHARED DISPOSITIVE POWER
                    0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12   TYPE OF REPORTING PERSON*
     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 515707107                                            Page 3 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Leo Holdings, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
          (b) [_]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

   NUMBER      5    SOLE VOTING POWER
     OF             0
   SHARES
BENEFICIALLY   6    SHARED VOTING POWER
    OWNED           0
     BY
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON
    WITH       8    SHARED DISPOSITIVE POWER

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12   TYPE OF REPORTING PERSON*
     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 515707107                                            Page 3 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Mr. Joseph L. Dowling

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
          (b) [_]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

   NUMBER      5    SOLE VOTING POWER
     OF             0
   SHARES
BENEFICIALLY   6    SHARED VOTING POWER
    OWNED           0
     BY
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON
    WITH       8    SHARED DISPOSITIVE POWER
                    0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).      Name of Issuer: Langer, Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices: 450 Commack
                Road, Deer Park, NY 11729.

Item 2(a, b, c) Name of Person Filing, Address of Principal Business Office,
                Citizenship.

                This statement is filed by;

                (i) Narragansett Offshore, Ltd., a Cayman Islands corporation
                ("Narragansett Offshore"), with respect to shares of Common
                Stock beneficially owned by it. The principal business office of
                Narragansett Offshore is at 3rd Floor, Harbour Centre, P.O. Box
                30362 SMB, George Town, Grand Cayman, Cayman Islands.

                (ii) Leo Holdings, LLC, a Delaware limited liability company
                (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by
                Narragansett Offshore and Narragansett I, LP, a Delaware limited partnership ("Narragansett Partners") with respect to shares of
                Common Stock beneficially owned by Narragansett Offshore and
                Narragansett Partners. The principal business office of the
                Investment Manager is at 540 Madison Avenue, 38th Floor, New
                York, NY 10022.

                (iii) Mr. Joseph L. Dowling ("Mr. Dowling"), a citizen of the
                United States, who serves as the managing member of the
                Investment Manager and as the managing member of the general partner of Narragansett Partners with respect to shares of
                Common Stock beneficially owned by the Narragansett Offshore and
                Narragansett Partners. The principal business office of Mr.
                Dowling is at 540 Madison Avenue, 38th Floor, New York, NY
                10022.

                The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(d).      Title of Class of Securities: Common Stock, $0.02 par
                value per share (the "Common Stock")

Item 2(e).      CUSIP Number: 515707107

Item 3.   Not Applicable.

Item 4.   Ownership.

          Not Applicable

Item 5.   Ownership of Five Percent or less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
          the Security Being Reported on By the Parent Holding Company or
          Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
               participant in any transaction having that purposes or effect.

                            [SIGNATURE PAGE FOLLOWS:]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

                                      /s/ Joseph L. Dowling
                                      ------------------------------------------
                                      Joseph L. Dowling, individually and as (i)
                                      managing member of Leo Holdings, LLC, on
                                      behalf of itself and as the investment
                                      manager of Narragansett Offshore, Ltd.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).